CROCS, INC.
6273 Monarch Park Place
Niwot, CO 80503

February 3, 2006

Securities and Exchange Commission	BY EDGAR AND FACSIMILE
450 Fifth Street N.W. Washington, D.C. 20549
  Re:
  Crocs, Inc.
  Registration Statement on Form S-1 (File No. 333-127526)

Ladies and Gentlemen:

        In connection with our request for acceleration of the effective date of the above referenced Registration Statement on Form S-1 (the "Registration Statement") pursuant to Rule 461 under the Securities Act of 1933, as amended, relating to a public offering of shares of our common stock, $0.001 par value per share, we hereby acknowledge the following:

  •
  should the United States Securities and Exchange Commission (the "Commission") or the Commission's staff (the "Staff"), acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

  •
  the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve us of our full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

  •
  we may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,
CROCS, INC.
/s/ RONALD R. SNYDER Ronald R. Snyder President and Chief Executive Officer